Exhibit 99.1

PRESS RELEASE

SMX and RedWave Complete Proof-of-Concept Trials, Successfully Demonstrating to NAFRA & A*Star Certified Recycling with Digital Passport in Food-Grade, Flame-Retardant and Carbon Black Plastics

New York, 17 September 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a global pioneer in digitizing physical objects for a circular economy, today announced the successful completion of two proof-of-concept trials, conducted over two consecutive days, with its service provider RedWave, demonstrating advanced sorting solutions for NAFRA (North American Flame Retardant Alliance) and A*Star (Singapore’s Agency for Science, Technology and Research).

The trials validated the commercial-speed identification and sorting of both food-grade plastics (as part of SMX’s collaboration with A*STAR for its project in Singapore) and flame-retardant black plastics with NAFRA.

Industry Milestone Toward a Global Technological Development

SMX believes that these trials represent a critical step toward establishing an industry standard for plastic traceability and recycling. By embedding SMX’s molecular markers into materials and pairing them with RedWave’s proprietary detection and sorting systems, the platform is being designed to deliver two outcomes:

1.	Increasing the use of recycled content in new plastic applications.
2.	Creating a full ecosystem through SMX’s blockchain-backed digital passport, allowing for traceability from raw materials through production, recycling, and reuse.

Through SMX’s blockchain-backed digital passport, this breakthrough potentially creates a full digital platform ecosystem for plastics — enabling traceability from raw materials through production, recycling, and reuse. This allows for every stage of the material lifecycle to be certified and trusted, laying the groundwork for recognized global standards in sustainable plastics.

The achievement by SMX, NAFRA, and RedWave is expected to be the first step in creating the foundation for an industry capability of marking and certifying tangible plastics.

By doing so, SMX believes that plastic waste can be transformed into a valuable commodity, because once it is marked and certified, it has the potential to be able to re-enter supply chains with trusted quality and compliance — driving both commercial value and circular economic impact.

Two-Day Showcase Demonstration: Food-Grade, Flame-Retardant and Carbon Black Plastics

●	Day 1 – A*STAR Collaboration (Singapore): Trials focused on food-grade plastics as part of SMX’s joint project with Singapore’s Agency for Science, Technology and Research (A*STAR). This collaboration aims to accelerate the adoption of advanced recycling technologies in support of Singapore’s circular economy targets.

●	Day 2 – NAFRA Collaboration: NAFRA, the National Flame Retardant Association, partnered with SMX to test plastics containing a brominated flame retardant (DPDPE). The testing not only confirmed commercial-speed detection and sorting performance but also validated that the technology can identify whether plastics contained a targeted composition of flame retardant — across various types of plastics, including carbon black plastics. This breakthrough could help to ensure both compliance with safety standards and the potential for closed-loop recycling of complex materials.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

Importance of Sorting Food-Grade Plastics

As part of SMX’s collaboration joint project with A*STAR (Singapore’s Agency for Science, Technology and Research), the trials highlighted the importance of improving food-grade plastic recycling. Food-grade plastics are vital to consumer safety and regulatory compliance, yet their recyclability has been limited by inconsistent separation at scale.

SMX’s molecular markers, integrated with RedWave’s high-speed detection systems, bring new capabilities that are expected to unlock significant benefits:

●	Commercial Value: High-purity food-grade plastics have been shown to be reliably separately identified from non-food plastics, which may help supply chains to have secure, lower-cost access to recycled content that meets stringent food-contact standards.
●	Regulatory Compliance: The ability to verify food-grade quality in real time could help support manufacturers in meeting international safety and packaging regulations.
●	Sustainability: By encouraging the recovery and reuse of more food-grade plastics, the process can help reduce dependence on virgin resins, directly lowering carbon emissions and resource demand.
●	Circular Economy Impact: Clear certification of food-grade recyclates enables supply chain participants to re-enter packaging loops, rather than being downcycled or discarded, extending product lifecycles.

This innovation is designed to help ensure that food packaging producers and brand owners can confidently source sustainable, compliant recycled plastics — turning waste into high-value raw material.

Why Carbon Black Plastics Matter

Carbon black plastic is a widely used material, produced by infusing plastics with carbon black pigment. It plays a large role in electronics and automotive manufacturing — industries where durability, color, UV resistance, strength, electrical conductivity and safety requirements are paramount.

Until now, carbon black plastics have been virtually impossible to sort and certify for recycling, because their dark pigmentation absorbs infrared, laser, and imaging signals used by conventional sorting technologies. This has generally left them excluded from advanced recycling systems.

SMX’s molecular marking technology has been shown in the proof-of-concept trial to change this paradigm by enabling the real-time detection and separation of carbon black plastics.

This breakthrough has the potential to:

●	Free food-grade rPET plastics (recycled PET bottles) from being diverted into non-food applications such as dashboards, car seats, and electronic housings — where they are not technically optimal.
●	Reduce production costs by lowering the inflection point of pricing for new product lines, since automotive and electronic components would be manufactured with higher performance recycled black plastics instead of expensive rPET.
●	Improve durability and quality of non-food-grade plastics: Food-grade rPET is designed for short-term use (holding liquids for just a few months), whereas automotive and electronics demand plastics that last for years or even decades.

This creates a double benefit: helping to unlock recyclability for one of the hardest-to-recycle plastics while simultaneously to improve material allocation and cost-efficiency across industries (such as automotive, electronics and food products).

Breakthrough in Sorting Plastics

Using RedWave’s industrial sorting system, operating at 2 m/s conveyor speed, SMX-marked plastics — including food-grade materials, fire-retardant compositions, and carbon black plastics — were consistently detected and separated with 99–100% accuracy.

This could represent a significant breakthrough in recycling, as it not only could enable the recovery of food-grade plastics into compliant, closed-loop applications, but also could identify that plastics containing flame retardants meet the correct composition standards.

Pilot Highlights

●	Trials Conducted: Two-day program covering food-grade plastics (A*STAR project, Singapore) and flame-retardant black plastics (NAFRA).
●	Throughput: 2 m/s conveyor line speed.
●	Material Processed: 22 kg across six design runs and one combined scale-up run.
●	Technology: SMX molecular marker embedded in plastics, tracked via RedWave, SMX’s service provider for detection and sorting.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

PRESS RELEASE

Performance Results

●	Recognition: Consistent identification of SMX-marked plastics across all compositions.
●	Accuracy: 99–100% detection and separation.
●	Stability: High-speed classification maintained at industrial throughput.

Next Steps

SMX is now assessing commercial roll-out opportunities with its service provider RedWave, to establish recognized standards for circularity in plastics and expand adoption across various sectors.

By embedding certification into the value chain ecosystem, SMX believes its technology would ensure that plastics are no longer treated as waste but as a valuable, certifiable commodity, and that once marked and certified, plastics can re-enter supply chains with trusted quality, creating new commercial opportunities while driving global progress toward a circular economy.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3